

Bank of America
Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

Administrator:

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	TILES601
Monthly Data File Name:	TILES601_201002_3.ZIP

Closing Date:	15-Feb-2006
First Payment Date:	15-Aug-2006
Rated Final Payment Date:	15-Feb-2034
Determination Date:	16-Feb-2010

Trust Collection Period
8/18/2009 - 2/16/2010

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated

Rating Agency: Standard & Poor's Ratings Services

Information is available for this issue from the following sources

Bank of America Merrill Lynch	www.etrustee.net

Bank of America Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

WAC: 3.840000%
WAMM: 288

Grantor Trust

Class	Original Face Value (1)	Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP		Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
UNITS	12,700,000.00	12,700,000.00	0.00	0.00	0.00	12,700,000.00	243,840.00	243,840.00	3.8400000000%
89465GAA3		1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	19.200000000	19.200000000	3.9800000000%
Total	12,700,000.00	12,700,000.00	0.00	0.00	0.00	12,700,000.00	243,840.00	243,840.00	

Total P&I Payment	243,840.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

16-Feb-2010 - 11:00 (4923) © 2010 Bank of America Corporation

Bank of America Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	243,840.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Less Other Interest Not Advanced	0.00
Less Other Adjustment	0.00
Total	243,840.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Non Recoverable Advances	0.00
Misc. Fees & Expenses	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	243,840.00

Less Fees & Expenses Paid By/To Trust

Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	243,840.00

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	243,840.00
Remittance P&I Due Certs	243,840.00

Pool Balance Summary

	Balance	Count
Beginning Pool	12,700,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	12,700,000.00	1

Non-P&I Servicing Advance Summary

	Amount
Prior Outstanding	0.00
Plus Current Period	0.00
Less Recovered	0.00
Less Non Recovered	0.00
Ending Outstanding	0.00

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

Cumulative Prepayment Consideration Received

Prepayment Premiums	0.00
Yield Maintenance	0.00
Other Interest	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

Bond Interest Reconciliation Detail

Class	Accrual		Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support	
	Method	Days										Original	Current (1)
UNITS	30/360	179	12,700,000.00	3.8400000000%	0.00	0.00	0.00	0.00	243,840.00	0.00	0.00	NA	NA
					0.00	0.00	0.00	0.00	243,840.00	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
UNITS	17-Aug-2009	16-Feb-2010	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	243,840.00
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	243,840.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Bank of America 🇺🇸
Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
TILES Trust No. 2006-1	243,840.00	0.000%

Underlying Information

Name	Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034
Cusip	38143VAA7
Balance	$20,000,000
Current Rate	6.345%
Next Rate	6.345%
Amount Received	$634,500
Ratings Moody/S&P/Fitch	A1/A/NR

Bank of America
Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date: 16-Feb-10
Payment Date: 16-Feb-10
Prior Payment: 17-Aug-09
Next Payment: 16-Aug-10
Record Date: 10-Feb-10

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America Merrill Lynch

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Statement Date:	16-Feb-10
Payment Date:	16-Feb-10
Prior Payment:	17-Aug-09
Next Payment:	16-Aug-10
Record Date:	10-Feb-10

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)			
		Fitch	Moody's	S&P	Fitch	Moody's	S&P	
UNITS	89465GAA3	NR	NR	A-			BBB	12/31/08

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Bank of America Merrill Lynch

Statement Date: 16-Feb-10
Payment Date: 16-Feb-10
Prior Payment: 17-Aug-09
Next Payment: 16-Aug-10
Record Date: 10-Feb-10

Treasury Index LinkEd Securities (TILES)
Series 2006-1
TILES Trust No. 2006-1

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..